Teva Enhances Board of Directors as
All Proposals Approved at Annual General Meeting of Shareholders

JERUSALEM – July 13, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) announced that all proposals were approved at its Annual General Meeting of Shareholders held earlier today. Shareholders voted to approve the elections of Murray Goldberg, Roberto Mignone, Dr. Perry Nisen and Nechemia (Chemi) Peres to the Company’s Board of Directors.

“We greatly appreciate the support of Teva’s shareholders as we work to strengthen the leadership of Teva, with the addition of these distinguished Board members, and our ongoing search to find the best chief executive officer to lead Teva,” stated Dr. Sol Barer, Chairman of the Board. “We continue to make changes to enhance our Board of Directors; address matters that are important to our shareholders, and continue to look for opportunities to make a difference to patients and healthcare systems around the world.”

Dr. Barer continued, “We are pleased to have added these world class directors to our Board from both Israel and around the world. Teva has become a global company by putting innovation front and center and never shying away from change. Teva’s new directors share our conviction that innovation is at the heart of Teva’s strategy and of all our businesses – a conviction with clear roots in Israel. The primary task for our new leadership, which will include a new CEO, will be to best position Teva to handle today’s challenges and prepare the Company for the emerging pharma landscape. I would like to take this opportunity to thank our outgoing directors, Ory Slonim and Roger Abravanel, who are leaving us today, and Yossi Nitzani, who is leaving in September, for their wisdom and dedication to Teva.”

Four New Independent Directors Join the Teva Board

Murray Goldberg, the former Chief Financial Officer and Senior Vice President of Administration of Regeneron Pharmaceuticals, who brings extensive financial and operational experience at leading global pharmaceutical companies.

Roberto Mignone, the founder and managing partner of Bridger Management LLC, where he oversees the management of approximately $1 billion invested in publicly traded healthcare companies.

Dr. Perry Nisen, who brings two decades of experience in a variety of senior roles in pharmaceutical research and development at non-profits and global pharmaceutical companies like GlaxoSmithKline and Abbott Laboratories and is currently the Chief Executive Officer and Chief Executive Chair of Sanford Burnham Prebys Medical Discovery Institute.

Chemi Peres, the managing general partner and co-founder of Pitango Venture Capital, who oversees a diverse investment portfolio spanning health care to IT.

Results from the 2017 Annual Meeting of Shareholders

All proposals were approved by the required majority of shareholders, by the following percentages of shares voting:

Appointment of Dr. Sol J. Barer as director — 92%
Appointment of Mr. Jean-Michel Halfon as director — 90%
Appointment of Mr. Murray A. Goldberg as director — 96%
Appointment of Mr. Nechemia (Chemi) J. Peres as director — 96%
Appointment of Mr. Roberto Mignone as director — 96%
Appointment of Dr. Perry D. Nisen as director — 96%
Approval of the compensation of Dr. Sol J. Barer as Chairman of the Board of Directors — 92%
Approval of the terms of office and employment of Dr. Yitzhak Peterburg as Interim President and Chief Executive Officer — 87%
Approval of a membership fee for directors serving on special or ad-hoc committees — 91%
Amendment to the 2015 Long-Term Equity-Based Incentive Plan to increase the number of shares available for issuance thereunder — 87%
Approval of Teva’s 2017 Executive Incentive Compensation Plan — 91%
Reduce Teva’s registered share capital to NIS 249,434,338, by canceling 424,247 Ordinary “A” Shares, par value NIS 0.1 per share and 5,232,377 ordinary shares, par value NIS 0.1 per share and to make corresponding amendments to Teva’s Memorandum of Association and Articles of Association — 98%
Appointment of independent auditors — 99%

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;
our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;
our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;
other financial risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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